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                               March 12, 2021

       J. Russell Porter
       Chief Executive Officer
       CENAQ Energy Corp.
       4550 Post Oak Place Dr.
       Suite 300
       Houston, TX 77027

                                                        Re: CENAQ Energy Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253695

       Dear Mr. Porter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 1, 2021

       General

   1. Please refer to the Certificate of Validation filed as exhibit 3.4. Disclose each defective corporate act in your
prospectus and the reasons for such defects. In addition, add risk factor disclosure
addressing the risks that a court could find the defective actions, subsequently ratified,
void or voidable, or that there may be claims asserting this.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 J. Russell Porter
CENAQ Energy Corp.
March 12, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJ. Russell Porter                        Sincerely,
Comapany NameCENAQ Energy Corp.
                                                           Division of
Corporation Finance
March 12, 2021 Page 2                                      Office of Finance
FirstName LastName